Exhibit 99.1

FSD Pharma Unveils Videos Demonstrating Positive Effects of Lucid-MS in Treating Multiple Sclerosis in Pre-Clinical Models (Mouse Models)

TORONTO--(BUSINESS WIRE)--December 2, 2021--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today that it is sharing pre-clinical data, supported by an explanatory video, demonstrating the potentially disease-modifying effects of Lucid-MS, the Company’s lead drug candidate for the potential treatment of multiple sclerosis (“MS”), in the animal models of MS.

Based on more than a decade of research, Lucid-MS is a patented neuroprotective new chemical entity (“NCE”) that affects protein citrullination and myelin structure, which are associated with the severity of MS lesions. In order to demonstrate the unique potential therapeutic value of this Lucid-MS, the Company has released a video explaining its pre-clinical results, including visual evidence of functional recovery on pre-clinical subjects, which can be accessed here. You can also access the video at www.fsdpharma.com.

The featured study uses an Experimental Autoimmune Encephalitis (“EAE”) mouse model, a commonly used immune-mediated mouse model of MS. MS is typically characterized as an autoimmune disease. Ten days following immunization with the antigen, mice received 1 milligram of Lucid-MS or saline (placebo). Test subjects were monitored for 50 days and were continually assessed for clinical symptoms; those that received Lucid-MS demonstrated an improvement in clinical score, compared with subjects that received placebo. For example, on Day 42, one of the Lucid-MS-treated subjects demonstrated functional recovery with a score of 0.5, compared with a score of 3 on Day 3 (lower clinical score indicates better condition of the subject), and by the end of the study, the subject showed clinical signs similar to those in a healthy mouse (as seen in the video).

“Lucid-MS has demonstrated the potential to prevent the degradation and help re-establish myelin which is evidenced by the functional recovery of mice as well as immunohistochemistry in this study, and several other studies in preclinical animal models,” said Dr. Lakshmi P. Kotra, Ph.D., Chief Executive Officer of Lucid Psycheceuticals Inc. (“Lucid”), FSD Pharma’s wholly-owned subsidiary. “This effect holds good promise for further development as a potential treatment for MS, and the biochemical mechanism of Lucid-MS represents a potential industry first in treating MS. We are eager to advance Lucid-MS to the clinic as quickly as we can.”

FSD Pharma is also advancing the development of its other drug candidates, including Lucid-PSYCH, a psycho-active molecule targeted to treat Major Depressive Disorder, and FSD-PEA, an anti-inflammatory compound.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”) is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Through the Company’s wholly owned subsidiary, Lucid, the Company is also focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to the effects, value and advancement of the Company’s drug candidates, including the further development of drug candidates as a potential treatment for neurodegenerative and mental health disorders such as MS and Major Depressive Disorder, the significance of the Company’s drug candidates to the development of MS treatment in the industry and the Company’s expectations towards the advancement of its drug candidates to clinic. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, President, Founder and Director, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8888
Investor Relations: Email: FSDPharma@KCSA.com, skilmer@fsdpharma.com,
Website: www.fsdpharma.com